Exhibit 99.2

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

Tel.: +972-3-908-5800

November 22, 2022

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit, the Company, or our Company, to be voted at the Company’s Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on December 29, 2022, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about December 1, 2022 to holders of Kornit ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares, par value 0.01 New Israeli Shekels per share, or ordinary shares, as of the close of business on November 22, 2022, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

1.      Approval of the compensation terms of Lauri Hanover, the Company’s new Chief Financial Officer; and

2.      Approval of an amended package of employment terms for Ronen Samuel, the Company’s Chief Executive Officer, in order to increase his annual long-term incentive opportunity.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board (without the participation of directors who have a personal interest) unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On November 14, 2022, we had 49,784,664 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date — November 22, 2022 — is entitled to one vote upon each proposal to be presented at the Meeting. Under our articles of association, as amended, or the Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Israeli Companies Law, 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of any proposal.

In addition, the approval of Proposal 2 (the approval of amended compensation terms for Mr. Ronen Samuel, our CEO) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•        the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•        the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities. A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). For purposes of Proposal 2, a controlling shareholder furthermore includes a shareholder that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in our Company. A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of our Company or from any other position with our Company.

We are not aware of any shareholder that would be considered a controlling shareholder of our Company under the Companies Law for the purposes of the above-described special majority requirement for the approval of Proposal 2.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card or voting instruction form) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposal 2, and for determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposal 2; however, the vote of any such shareholders will not be counted towards or against the special majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of Proposal 2, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of that proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of that proposal (and to therefore be counted towards or against the special majority required for approval of that proposal), please check the box “FOR” in Items 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should check the box “AGAINST” in Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2 will be counted towards or against the ordinary majority required for the approval of Proposal 2, but not towards or against the special majority required for approval of that proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on November 22, 2022. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 22, 2022.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the Global Head of Investor Relations of our Company (as described under “How You Can Vote — Shareholders of Record” below). In the alternative, you may vote in person at the Meeting (subject to potential limitations on attending in person).

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well). To the extent that health regulations allow, you can also vote your shares by attending the Meeting and voting then.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Andrew Backman, our Global Head of Investor Relations, via email to Andrew.Backman@kornit.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, December 29, 2022, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, December 28, 2022.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction forms. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, December 28, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, December 27, 2022. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (November 22, 2022).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. There are currently no items on the Meeting agenda that may be considered routine; however, we cannot be certain because our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about December 1, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders. The beneficial ownership percentage of each such shareholder is calculated in accordance with the rules of the SEC and is based on 49,912,492 ordinary shares that are issued and outstanding as of November 14, 2022.

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Wasatch Advisors, Inc.(1)	5,600,400	11.2%
Artisan Partners Limited Partnership(2)	4,212,908	8.4%
Granahan Investment Management, LLC(3)	3,297,827	6.6%
Senvest Management, LLC(4)	3,273,131	6.6%

____________

(1)      The address of this shareholder is 505 Wakara Way, Salt Lake City, UT 84108. The information in this row is provided as of September 30, 2022, based on a quarterly holdings report of institutional investment manager on Form 13F filed by Wasatch Advisors Inc. with the SEC on November 14, 2022.

(2)      The address of this shareholder is 875 E Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of September 30, 2022, based on a quarterly holdings report of institutional investment manager on Form 13F filed by Artisan Partners Limited Partnership with the SEC on November 10, 2022.

(3)      The address of this shareholder is 40 Wyman Street, Suite 460, Waltham, MA 02451. The information in this row is provided as of September 30, 2022, based on a quarterly holdings report of institutional investment manager on Form 13F filed by Granahan Investment Management, LLC with the SEC on November 14, 2022.

(4)      The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is as of September 30, 2022, based on a quarterly holdings report of institutional investment manager on Form 13F filed by Senvest Management, LLC with the SEC on November 10, 2022. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which we collectively refer to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of those ordinary shares.

PROPOSAL 1

APPROVAL OF COMPENSATION TERMS OF OUR NEW CHIEF FINANCIAL OFFICER

Background

On August 10, 2022, we announced (in our quarterly earnings press release, under the heading “Announces CFO Transition”, which was furnished as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, available at the following link — https://www.sec.gov/Archives/edgar/data/1625791/000121390022046102/ea164073ex99-1_kornitdigital.htm) that Ms. Lauri Hanover, one of our directors who had served as the chair of the audit committee of the Board, had been appointed, effective in November 2022, to serve as our new chief financial officer, or CFO, to succeed Alon Rozner, our then-current CFO, who would be leaving our Company for personal reasons.

Ms. Hanover has served as a member of the Board since March 2015. She has over 25 years of CFO experience and financial expertise in the software, hardware, consumer goods, and industrials sectors. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

Following her assumption of the CFO role in November 2022, Ms. Hanover has continued to serve as a member of the Board, but stepped down from her roles as chair of the audit committee and as a member of the compensation committee of the Board, due to the Nasdaq listing requirement that those committees be comprised solely of independent, non-employee directors. In the initial, interim period, Ms. Hanover has been receiving cash compensation in her role as CFO in accordance with the terms of her predecessor in that role, Mr. Rozner, as permitted under the provisions of the Companies Law.

Under the Companies Law, arrangements regarding the compensation of a director of a public company such as Kornit, in whatever capacities that director fills for the company (including, in the case of Ms. Hanover, as our Chief Financial Officer), require the approval of the compensation committee, the board of directors and the shareholders, in that order.

In connection with the appointment of Ms. Hanover, our compensation committee and Board (without the participation of Ms. Hanover) approved a compensation package for her, which is being brought to our shareholders for approval pursuant to this Proposal 1. In approving and in making their recommendation to approve the terms of compensation of Ms. Hanover as set forth below, the compensation committee and the Board considered, among other factors, Ms. Hanover’s financial expertise, her credentials and capabilities, the compensation terms of similarly-situated Israel-based chief financial officers and our expectation of her continued contribution, based, in part, on her historical contributions to the Company in her leading role as chair of the audit committee.

Proposed Annual Compensation Terms

The proposed terms of compensation for Ms. Hanover as our new CFO, described below, will take the place of any existing compensation to which Ms. Hanover is entitled in respect of her role as a director of our Company. Consequently, if these new compensation terms are approved at the Meeting, Ms. Hanover will no longer receive any compensation in respect of her role as a director of Kornit.

The components of the proposed annual compensation package for Ms. Hanover are as follows:

•        Base Salary.    Ms. Hanover will be entitled to an initial monthly gross base salary, inclusive of the value of a leased car to which she is entitled, of 91,600 New Israeli Shekels, or NIS, which amounts to NIS 1,099,200 of annual gross base salary (monthly and annual gross salaries of approximately $26,643 and $319,721, based on the representative exchange rate of NIS 3.438 = 1 U.S. dollar published by the Bank of Israel on November 14, 2022). The base salary will be payable in accordance with the Company’s regular payroll practice in effect from time to time.

•        Annual Target Bonus.    Ms. Hanover’s annual target bonus amount will be five monthly base salaries (based on a monthly base salary amount of NIS 91,600). The actual level/percentage at which the bonus would be paid out will be dependent on the degree of achievement of Company and individual objectives established on an annual basis by the compensation committee and approved by the Board.

•        Annual RSU Grant.    Ms. Hanover will be entitled to receive an annual grant of restricted share units, or RSUs, each representing the right to receive one ordinary share upon vesting and settlement, with an annual grant value of between 9 and 14 monthly base salaries, based on a monthly base salary amount of NIS 91,600 (an annual grant value of between NIS 824,400 and NIS 1,282,400 (between $239,791 and $373,008, based on the representative exchange rate of NIS 3.438 = 1 U.S. dollar published by the Bank of Israel on November 14, 2022)) under our 2015 Incentive Compensation Plan, or the 2015 Plan, with the exact grant value within that range to be determined by the compensation committee and the Board on annual basis. Each annual grant will be made under the 2015 Plan, and subject to the requirements of applicable laws and regulations. The RSUs will have the following additional terms:

•        Determination of Value of RSUs.    The number of RSUs to be granted will be based on the volume-weighted average price, or VWAP, of the ordinary shares over (a) the 30-day period preceding December 29, 2022 (for the grant of RSUs that will take place in 2022) and (b) the 30-day period preceding each subsequent December 29 (for each subsequent year).

•        Vesting Terms.    RSUs will vest over a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters thereafter, in accordance with the 2015 Plan.

•        Acceleration Event.    The vesting of 50% of the RSUs granted each year will accelerate in the event of a Change of Control (as defined in the 2015 Plan) of Kornit that is accompanied by the termination of Ms. Hanover’s employment with our Company within 12 months thereafter either (i) by the Company without Cause (as defined in the 2015 Plan), or (ii) by Ms. Hanover for good reason — i.e., due to a material diminishment in the terms of her employment or responsibilities, or a reduction in her compensation terms or benefits.

•        Impact Upon Dilution Under Equity Incentive Plans.    In approving our CFO’s annual RSU grants, our compensation committee and our Board considered the amount of dilution that would result for our shareholders from those grants. As set forth in the table that appears in Proposal 2 of this proxy statement, as of the date of the Meeting, even assuming the approval of the equity grants that would occur pursuant to Proposals 1 and 2 at the Meeting, the aggregate number of shares that would be (i) subject to outstanding awards under the 2015 Plan, plus (ii) available for issuance pursuant to future awards under the 2015 Plan, would not exceed 10% of 56,641,392, which constitutes the total of our outstanding number of ordinary shares on a fully diluted basis (as of November 22, 2022). Therefore, we do not exceed the limit recommended by institutional shareholder groups and proxy advisory groups on this matter.

Additional Compensation Terms

In addition to the proposed annual compensation terms described above, Ms. Hanover’s employment would be subject to the following additional terms:

•        Signing Bonus.    In addition to annual compensation, Ms. Hanover would receive a customary signing bonus, to be awarded in the form of RSUs having a value equal to 14 monthly base salaries (based on a monthly base salary amount of NIS 91,600), or approximately $383,000 (based on an NIS 3.35 = 1 U.S. dollar exchange rate utilized by the compensation committee and the Board). Based on an assumed value of $29.00 per ordinary share/ per RSU, Ms. Hanover would receive 13,200 RSUs, each of which would represent the right to receive one ordinary share upon vesting and settlement.

•        Study Fund.    Ms. Hanover will be entitled to monthly contributions by our Company towards a “study fund,” which is typical for executives in Israel, at a customary rate.

•        Notice Period.    Ms. Hanover will be entitled to a customary period of three months following notification of termination until termination during which she would be entitled to continue to receive her monthly base salary (NIS 91,600) and benefits.

•        Severance Payment.    In the event of termination of her employment by either party, Ms. Hanover will be entitled to a severance payment equal to two months’ worth of base salary (based on a monthly base salary amount of NIS 91,600). If termination occurs following two years of employment, Ms. Hanover will be entitled to a severance payment equal to three months’ worth of base salary (based on a monthly base salary amount of NIS 91,600).

•        Indemnification and Insurance.    Ms. Hanover will enter into the standard form of indemnification agreement to which each of our senior officers and our directors is party with our Company, and will be covered by our directors’ and officers’, or D&O, insurance policy on an ongoing basis.

•        Clawback.    As provided under our Compensation Policy for Executive Officers and Directors (adopted by our shareholders at our August 2020 annual general meeting of shareholders), or the Compensation Policy, in the event of an accounting restatement related to our financial statements or if Ms. Hanover engages in a misconduct, we will be entitled to recover from Ms. Hanover bonus compensation in an amount by which that compensation exceeded what would have been paid under our financial statements, as restated, or had the misconduct not occurred. Our right to recoup the excess payment to our CFO applies to cash paid during the three completed fiscal years immediately preceding the date on which we are required to prepare the accounting restatement or the CFO engaged in the misconduct. In order to recoup any such amounts, we must make a claim for recoupment prior to the second anniversary of the fiscal year end of the restated financial statements (as per the terms of our Compensation Policy). Our right to recover any compensation paid to our CFO will not apply, however, if either of the following is true:

•        the financial restatement is required due to changes in the applicable financial reporting standards; or

•        the compensation committee has determined that “clawback” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

•        Hedging/Pledging Restrictions.    To ensure that the equity portion of our CFO’s compensation package serves solely to motivate our CFO to create value for our shareholders, our CFO will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. Those activities serve as a means of locking in the value of an equity stake in our Company and protecting that stake against a potential decrease in our share price, thereby eliminating the risks and rewards of share ownership. We view those activities as contrary to the entire purpose of our proposed grants to our CFO — the total alignment of the CFO’s interests with those of our shareholders. The prohibitions against hedging activities are contained in our insider trading policy, and apply equally to our CFO and to our other insiders on an ongoing basis (not merely with respect to the equity grants being proposed to her pursuant to Proposal 1 at the Meeting).

For a similar reason, our CFO will generally be prohibited from pledging the equity to be granted to her pursuant to this Proposal 1 as collateral for a loan that may be received by her. A pledge is akin to a transfer of the potential risks and rewards that accompany share ownership, as in the event of a default by the borrower, the lender may seize the equity as a means for repayment of the loan. In the case of the restriction on pledging as well, our insider trading policy serves as the source for that restriction, not merely for the proposed grants to our CFO but for all equity securities held by the insiders in our Company. Under a limited exception, pledges may be permitted when the insider clearly demonstrates that he/she has the financial capacity to repay the loan without resorting to the pledged securities.

Our compensation committee and Board believe that it is in the best interest of our shareholders and our Company to approve the foregoing terms of compensation of Ms. Hanover, our new CFO. They furthermore concluded that Ms. Hanover’s proposed compensation is consistent with our Compensation Policy. At the Meeting, we will seek shareholder approval, as required under the Companies Law, to the above-described terms of compensation of Ms. Lauri Hanover, pursuant to this Proposal 1. Given the criticality of the CFO role, if our shareholders do not approve the proposed compensation package, Ms. Hanover intends to resign from her position on the Board in order to continue as our CFO. As a non-Board member, Ms. Hanover’s compensation as CFO would be subject only to compliance with our Compensation Policy. Our Board very much values Ms. Hanover’s deep expertise in financial reporting, internal controls and risk management as the Company’s CFO, and her strategic insights and industry perspectives as a long-serving member of the Board. We are also committed to Board diversity, and Ms. Hanover brings an important voice as a strong female leader with a diverse point of view. The Board believes that our shareholders and our Company will benefit greatly from Ms. Hanover’s continued service as both our CFO and a continuing Board member and therefore strongly encourages shareholders to approve her compensation package as CFO, to ensure that she can remain on the Board.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting pursuant to this Proposal 1:

“RESOLVED, that the terms of compensation of Ms. Lauri Hanover, the Company’s Chief Financial Officer and director, as described in Proposal 1 of the Company’s Proxy Statement for the Special General Meeting of Shareholders being held on December 29, 2022, be, and hereby are, approved in all respects.”

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote for Proposal 1 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board (without the participation of Ms. Hanover) unanimously recommends that you vote “FOR” Proposal 1.

PROPOSAL 2
APPROVAL OF AMENDED PACKAGE OF EMPLOYMENT TERMS FOR OUR
CHIEF EXECUTIVE OFFICER
TO INCREASE THE ANNUAL LONG-TERM INCENTIVE OPPORTUNITY

Background

Under the Companies Law, the terms of service of the chief executive officer, or CEO, of a public company, or any changes to those terms, generally require the approval of the compensation committee, the board of directors, and shareholders.

We provide immediately below a letter from the chairman of our compensation committee, Mr. Yehoshua (Shuki) Nir, that describes, and explains the rationale for, certain proposed amendments to the employment terms of our CEO, Mr. Ronen Samuel, that we will present for our shareholders’ approval pursuant to Proposal 2 at the Meeting:

LETTER FROM THE COMPENSATION COMMITTEE CHAIR

Dear Fellow Shareholders:

Proposal 2 in the Proxy Statement for the Special General Meeting of Shareholders requests shareholder approval for an amendment to the current compensation package of the Company’s CEO, Mr. Ronen Samuel. Specifically, we are requesting your approval to increase Mr. Samuel’s target annual long-term incentive, or LTI, opportunity in order to position his overall compensation package more competitively within the market range. A full description of the proposed LTI increase is set forth in the proposal, but, on behalf of the compensation committee, I would like to take this opportunity to personally explain the compensation committee’s rationale for the proposed compensation adjustment.

Kornit is the global leader in on-demand sustainable fashion production, helping to define the future of fashion technology. We are an innovation company that is transforming the trillion dollar fashion and textile industries. With our proprietary textile printing technology, we aim to become the industry’s key operating system for on-demand sustainable fashion. Leading a company like Kornit requires a unique combination of skills: deep hardware, software and digital expertise; predictive insights into ever-changing fashion industry supplier needs and customer trends; and an authentic commitment to environmental sustainability. In the Board’s collective judgment, Mr. Samuel possesses these essential qualifications and has demonstrated excellence in every aspect. During his tenure, Mr. Samuel has also proven to be a strong and nimble leader, and his leadership has been instrumental in successfully navigating Kornit through the COVID-19 pandemic and now guiding our Company through the current market dynamics.

One of the most important responsibilities of the Board is to ensure we have a CEO who has the strategic vision, leadership capacity and execution capability to successfully lead Kornit. The Board has full confidence in Mr. Samuel and it is the Board’s unanimous view that Mr. Samuel is the right and best CEO for Kornit and, at this critical stage of the Company’s growth, losing Mr. Samuel would be challenging because his unique combination of skills, experience and knowledge would be difficult to easily replace. The Board is aware that Mr. Samuel is a highly attractive candidate in the U.S. and international CEO talent market.

As members of the compensation committee, it is our responsibility to design and oversee an executive compensation program that will attract, retain and incentivize the highest caliber of CEO talent to lead the Company. The market for proven CEO talent is very competitive, and Mr. Samuel’s performance and leadership qualities make him a sought-after candidate. Furthermore, the market for CEO talent is global, and we face the biggest recruiting risk from U.S.-based companies, where CEO pay levels are significantly higher than in Israel. Against this competitive landscape, our goal is to maintain a pay-for-performance compensation structure that motivates and retains an exceptional incumbent CEO who can execute the Company’s ambitious growth strategy, manage the Company through periods of volatility, and create long-term shareholder value.

Since joining Kornit in 2018, Mr. Samuel has delivered strong operating performance for our shareholders and substantially outperformed the S&P 500 and Russell 3000 indices as of December 31, 2021. The compensation committee is cognizant of the reality that like numerous other global companies, the ongoing geopolitical and macro-economic headwinds (supply chain issues, inflation, general consumer sentiment and rising interest rates) have adversely impacted Kornit’s business and share price performance during 2022.

Cumulative Total Shareholder Return
Kornit
S&P 500
Russell 3000
KRNT Market Cap: $7.4 billion
KRNT Market Cap: $624 million
2022 YTD impacted by geopolitical events
Ronen Samuel appointed CEO
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
8/1/2018
12/31/2018
12/31/2019
12/31/2020
12/31/2021
3/31/2022
6/30/2022
9/30/2022
10/31/2022

Source: S&P CapIQ

As shareholders will recall, we recruited Mr. Samuel from a U.S. company, Hewlett Packard, in 2018 and adjustments to Mr. Samuel’s compensation were most recently approved at the 2020 annual general meeting. As more than two years have elapsed since Mr. Samuel’s last compensation review, the compensation committee undertook a competitive market review of Mr. Samuel’s compensation package with the assistance of its independent compensation consultant. From a U.S. perspective, the market review indicated that each element of Mr. Samuel’s 2022 target total direct compensation (consisting of base salary, target annual bonus and target long-term incentive, or LTI) was below the 25th percentile of similarly sized U.S. peer companies, with the largest deficit to market pertaining to Mr. Ronen’s target annual LTI grant value.

As reflected in the charts above, Mr. Samuel is currently below the 25th percentile on every element of total direct compensation as compared to the peer group.

In extensive discussions over multiple committee meetings, the compensation committee considered how best to make Mr. Samuel’s total compensation package more competitive given that each core element was below the 25th percentile of the peer group. Although the compensation committee was primarily focused on the U.S. pay landscape because U.S.-based companies present the greatest “hire away” threat, to maintain a well-informed perspective, the compensation committee also reviewed a 2022 survey of Israeli-headquartered companies that are traded on Nasdaq with similar characteristics to Kornit; the Israel survey indicated that Mr. Samuel’s total compensation was positioned at approximately the 65th percentile of the survey and the compensation committee factored this data point into its deliberation.

The compensation committee ultimately concluded that the most impactful long-term shareholder alignment would result from a meaningful increase to the annual LTI element. Accordingly, the compensation committee determined not to adjust Mr. Samuel’s annual base salary or target bonus but, rather, to solely increase Mr. Samuel’s ongoing target annual LTI award from $1.3 million to $2.5 million. With this increase, Mr. Samuel’s target long-term incentive opportunity and target total direct compensation would both be positioned between the 25th percentile and median of the peer group.

In the opinion of the compensation committee, the proposed adjustment to the annual LTI award provides strong alignment between executive pay and shareholder interests and appropriately positions Mr. Samuel’s target compensation opportunity within the competitive market range. Furthermore, by (i) positioning target total direct compensation between the 25th percentile and median (rather than at the median) of the compensation peer group and (ii) placing 87% of target total direct compensation “at risk”, the compensation committee has taken a conservative approach to benchmarking while bolstering alignment of pay and performance.

As discussed in greater detail below, the proposed LTI increase would become effective upon shareholder approval of this Proposal 2. Proceeding forward, to ensure we are maintaining a competitive CEO pay program that is aligned with our compensation principles, it is the compensation committee’s present intention to formally review the CEO’s pay package and design every two to three years. To the extent the committee concludes following that periodic review that it is necessary or appropriate to make further adjustments to the CEO’s pay package in order to maintain the market competitiveness of the package, we will seek the necessary shareholder approval in accordance with applicable regulatory requirements.

The compensation committee also considered the dilutive impact of the proposed LTI award, which will be granted under the terms and conditions of our 2015 Plan. While it is not possible to forecast the number of shares that will be granted under the 2015 Plan in connection with this Proposal 2 to Mr. Samuel specifically or to employees generally, from time to time, the Board noted in approving Mr. Samuel’s award that under Kornit’s overall equity award program, the sum of the ordinary shares subject to all outstanding equity awards, together with the ordinary shares available for future grants under the 2015 Plan, does not exceed 10 percent of the fully diluted share capital of the Company.

CEO Compensation Principles

The compensation committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The compensation committee aims to foster these objectives through a program that emphasizes variable, performance-based incentives that create a balanced focus on both our short- and long-term goals. In doing so, we were guided by the following compensation principles:

Compensation Principles	Description
Alignment with Company’s Strategic and Business Objectives Ensure compensation incentives are aligned with our corporate strategies and business objectives

•   We set performance metrics for our annual incentive plan that align with our financial, operational, and/or strategic goals.

•   We grant performance share units (PSUs) as a meaningful component of our long-term incentive program.

Compensation Principles	Description
Short-Term and Long-Term Performance Orientation Tie a substantial portion of compensation to achieving both short-term and long-term performance objectives that enhance shareholder value

•   A substantial percentage of our CEO’s pay is variable, performance-based compensation.

•   This is divided between the (i) annual cash incentive, which measures performance over a one-year period and rewards achievement of short-term business objectives, and (ii) equity-based incentives, which will be earned over a multi-year period and reward achievement of longer-term performance.

Balanced Mix Create an appropriate balance between current and long-term compensation and between cash- and equity-based incentive compensation

•   We provide current compensation in the form of cash, divided between base salary and annual cash incentive, and long-term compensation in the form of equity, divided among PSUs, share options, and restricted share units (RSUs).

•   Both current and long-term compensation are mixed between stable (base salary and RSUs) and performance-based (annual cash incentive, PSUs, and share options) compensation.

Foster Long-Term Commitment to the Company Provide CEO with an incentive for long-term continued employment with our Company

•   A substantial percentage of our CEO’s pay consists of long-term equity: (i) PSUs vest based on a multi-year performance period based on achievement of relative performance goals, (ii) share options vest over a four-year period, to reward share price appreciation of our ordinary shares, and (iii) RSUs vest over a four-year period, to reward continued service and long-term performance of our ordinary shares.

Mitigate Unnecessary Risk Ensure that compensation arrangements do not encourage unnecessary risk-taking

•   We mitigate unnecessary risk-taking by maintaining a balanced executive compensation program with a portfolio of incentive award types, performance metrics, performance/vesting periods and governance features.

•   Additionally, our clawback policy allows the Company to recoup incentive compensation in the event of a financial restatement or misconduct.

Market Competitive Provide a competitive compensation package to retain, motivate, and incentivize our CEO

•   To ensure our compensation remains competitive in the context of the U.S. CEO recruiting landscape, the compensation committee engaged Frederic W. Cook & Co., Inc., or FW Cook, as its independent consultant to benchmark the compensation we provide relative to a peer group of U.S. companies.

•   Based on FW Cook’s analysis, the proposed increase to target LTI opportunity for Mr. Samuel would be positioned between the 25th percentile and median of the U.S. compensation peer group.

•   The compensation committee believes that the proposed design of the CEO’s compensation package, including having the appropriate mix of compensation elements and performance metrics and targets, will retain and incentivize Mr. Samuel and have a significant impact on driving performance.

Compensation Peer Group

We operate in a specialized niche industry. Developing a peer group for compensation comparison purposes is challenging because there are few peer companies that are publicly-traded, stand-alone, and size-appropriate. Furthermore, due to the nature of our business, we also compete for executive talent with companies outside our peer group, including public companies that are larger and more established than we are, or that possess greater resources than we do, and with smaller private companies that may be able to offer greater compensation potential.

Because Kornit has virtually no similarly-sized public company competitors, the compensation peer group (set forth below) reflects publicly traded U.S. companies from a variety of industries. We considered companies of similar size from industries within Kornit’s competitive profile, from industries outside of Kornit’s competitive profile with similar business models and strategy, and companies with similar market capitalization as Kornit. We selected the following companies as the compensation peer group:

2022 Compensation Peer Group
3D Systems Corporation	CONMED Corporation	Ituran Location and Control Ltd.	Stratasys Ltd.
Antares Pharma, Inc.	Dolby Laboratories, Inc.	Novanta, Inc.	Tandem Diabetes Care, Inc.
Cerus Corporation	FARO Technologies, Inc.	Omnicell, Inc.	Varonis Systems, Inc.
Cognex Corporation	Inseego Corp.	Proto Labs, Inc.	Zuora, Inc.

As of October 31, 2022, Kornit’s percentile rank against the 2022 compensation peer group on key financial metrics was broadly in the range of median but our CEO’s target total direct compensation was substantially below the 25th percentile.

Although the compensation committee was primarily focused on the U.S. pay landscape in order to mitigate the potential CEO “hire away” risk, the compensation committee also reviewed a 2022 survey of Israeli-headquartered companies that are traded on Nasdaq with similar characteristics to Kornit, prepared by a leading independent Israeli compensation consultant, Zviran, for general market information on the Israeli pay landscape. The Zviran survey indicated that Mr. Samuel’s overall compensation was positioned at approximately the 65th percentile of the survey. The Zviran survey was factored into the compensation committee’s decision-making and informed the committee’s decision to position CEO pay between the 25th percentile and median of the compensation peer group (rather than at the peer median).

CEO’s Target Pay Mix after Proposed LTI Increase

The CEO’s compensation package was most recently reviewed and approved by our shareholders two years ago at the 2020 annual general meeting. If shareholders approve the proposed increase to target LTI opportunity pursuant to Proposal 2, the approximate mix of the resulting total direct compensation for our CEO is illustrated below. Under the proposed pay mix, the proportion of at-risk pay will represent an even greater percentage of the target total direct compensation. We believe the mix of compensation components, together with the differentiation between fixed and variable compensation, collectively provide appropriate incentives to motivate near-term performance, while at the same time providing significant incentives to drive longer-term performance that creates sustained shareholder value.

CEO Targeted Pay Mix[1]	Base Salary	Annual Cash Incentive	PSU	Stock Option	RSU	Total
Proposed CEO Compensation (US$)	$441,610	100% of Base Salary	$1,250,000	$625,000	$625,000	$3,383,220
% of Total Direct Compensation	13%	13%	37%	18.5%	18.5%	100%
Cash vs. Equity	26%		74%			100%
Fixed vs. Variable	13%	87%				100%

____________

1        For reference, the annualized pay mix table and other tables in this Proposal 2 are based on the following rounded values: (i) Base Salary: Monthly base salary of NIS 121,275 converted to USD at an illustrative exchange rate of = 0.30345 USD; (ii) Annual Cash Incentive: 100% of base salary; (iii) PSUs: approximately $1,250,000 grant date fair value (50% of annual target LTI value of $2,500,000); (iv) Share Options: approximately $625,000 grant date fair value (25% of annual target LTI value of $2,500,000); and (v) RSUs: approximately $625,000 grant date fair value (25% of annual target LTI value of $2,500,000).

____________

2        For reference, the current CEO compensation is based on the following rounded values: (i) Base Salary: Monthly base salary of NIS 121,275 converted to USD at an illustrative exchange rate of 1 NIS = 0.30345 USD; (ii) Annual Cash Incentive: 100% of base salary; (iii) PSUs: approximately $650,000 grant date fair value (50% of annual target LTI value of $1,300,000); (iv) Share Options: approximately $325,000 grant date fair value (25% of annual target LTI value of $1,300,000); and (v) RSUs: approximately $325,000 grant date fair value (25% of annual target LTI value of $1,300,000).

CEO Ongoing Compensation Program

Mr. Samuel’s compensation package was most recently reviewed and approved by our shareholders two years ago at our 2020 annual general meeting. After reviewing current U.S. and Israeli market compensation levels and practices, and taking into consideration our compensation objectives, the compensation committee determined as follows:

•        Cash Compensation:    Notwithstanding the deficit to compensation peer group, no change to Mr. Samuel’s annual base salary or target annual bonus; and

•        Long-Term Incentive Compensation:    To bridge the deficit to the compensation peer group, increase Mr. Samuel’s target annual LTI award value from $1.3 million to $2.5 million.

With the proposed LTI increase, Mr. Samuel’s target annual LTI opportunity and resulting target total direct compensation would both be positioned between the 25th percentile and median of the peer group. Importantly, by increasing only the LTI component, the compensation committee ensured that the predominant portion of Mr. Samuel’s target total direct compensation is performance-based and aligned with shareholder value creation.

Pay Element	Current	Proposed	Explanation
Base Salary	$441,610 (approximated, based on conversion from NIS)	No change

•   No increase proposed at this time

•   Under the shareholder-approved Compensation Policy and as approved specifically for Mr. Samuel at our 2020 annual general meeting, the board of directors can, in its sole discretion, increase the annual base salary by up to 5% per year in each of the years 2021, 2022 and 2023 based on changes in market base salary levels and CEO performance.

Target Annual Cash Incentive Opportunity (i.e., Annual Bonus)	100% of Base Salary	No change

•   No increase proposed at this time

•   Target opportunity remains at 100% of annual base salary, with a maximum opportunity of 150% of target in the event of overachievement.

•   Annual cash incentive will be earned based on achievement of annual financial, operating, and/or strategic goals established by the compensation committee.

Target Cash Compensation (i.e., Total of Base Salary plus Annual Bonus)	$883,220	No change	• No changes are proposed to Mr. Samuel’s target total cash compensation, which would remain below the 25th percentile of the compensation peer group pay data based on FW Cook’s analysis.
PSUs	$650,000, target annual grant value	$1,250,000, target annual grant value

•   Target grant value proposed to increase by $600,000.

•   Performance-based equity component weighted at 50% of target annual LTI grant value, which incentivizes Mr. Samuel to continue the trajectory of delivering strong total shareholder return (TSR) performance.

•   In light of the continuing market volatility, 30% of the PSUs will have a 2-year performance period and 70% of the PSUs will have a 3-year performance period; the intention of this approach is to smooth some of the market volatility and avoid vesting windfalls / deficits that can result from a single point measurement date.

PSUs	$650,000, target annual grant value	$1,250,000, target annual grant value

•   If and to the extent earned, the applicable PSUs will vest on the third anniversary of the date of grant, subject to the CEO’s continuous employment.

•   PSUs will be granted annually on each August 12 and the number of PSUs will be based on the Monte Carlo valuation method as of the grant date.

Pay Element	Current	Proposed	Explanation
The target, threshold and maximum performance levels and payout percentage levels are as follows:
			Kornit TSR Percentile Rank vs. Comparison Group	Payout (% of Target)*
			< 35th Percentile	0%
			35th Percentile	50% (Threshold)
			55th Percentile	100% (Target)
			75th Percentile	150%
			> 75th Percentile	200% (Maximum)
* subject to linear interpolation

•   Important features of the PSU award:

•   Target payout requires above median performance and payout of the applicable portion tied to 2- or 3-year TSR performance will be capped at target if the Company’s 2- or 3-year absolute TSR performance, respectively, is negative (irrespective of the Company’s percentile ranking for the applicable period).

•   The relative TSR comparison group will consist of companies in the S&P 500 Index on the grant date. The S&P 500 was chosen because the index consists of a broad group of companies that represent investors’ alternative capital investment opportunities, thereby reinforcing the linkage between our executive compensation program and the long-term interests of our shareholders.

•   While the compensation committee currently intends to follow the foregoing PSU design in subsequent years, it will re-assess the reference index and payout opportunity based on future circumstances (subject to any required corporate approvals under Israeli law).

Share Options	$325,000	$625,000, annual grant value

•   Grant value proposed to increase by $300,000.

•   Weighted at 25% of target annual LTI grant value.

•   Rewards appreciation in the Company’s share price.

•   Number of options to be granted each August 12 to be determined based on the binomial pricing methodology as of the date of grant.

•   Exercise price equal to the closing price of Kornit’s ordinary shares on the grant date.

Pay Element	Current	Proposed	Explanation

•   Share options vest over a four-year period, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the options vesting upon the conclusion of each of the next 12 quarters thereafter, subject to the CEO’s continuous employment.

•   Ten-year term, at the conclusion of which any unexercised options would expire.

RSUs	$325,000, annual grant value	$625,000, annual grant value

•   Grant value proposed to increase by $300,000.

•   Weighted at 25% of target annual LTI grant value.

•   Align pay and company performance as reflected in our share price.

•   Encourage retention and promote ownership of Company shares.

•   Number of RSUs to be granted each August 12 to be based on the 30-day volume weighted average price of Kornit’s ordinary shares preceding the date of grant.

•   RSUs vest over a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters thereafter, subject to the CEO’s continuous employment.

•   Realized value of the award is dependent on the Company’s share price.

Target LTI Opportunity (i.e., PSUs, Share Options and RSUs reflected in the prior rows)	$1,300,000, target annual grant value	$2,500,000, target annual grant value

•   Target annual LTI value proposed to increase by $1,200,000.

•   Predominant portion of annual target total direct compensation is delivered in LTI to ensure continued alignment between Mr. Samuel and shareholders, and reward Mr. Samuel for the long-term growth and performance of the Company.

Target Annual Total Direct Compensation	$2,183,220	$3,383,220

•   The compensation committee believes that the proposed LTI increase is critically important in order to continue to retain, motivate and incentivize Mr. Samuel and implement a more market competitive pay package

•   The proposed program will position Mr. Samuel’s compensation between the 25th percentile and median of the compensation peer group.

2022 “True Up” LTI Award

To promptly address Mr. Samuel’s substantial pay deficit in relation to the compensation peer group (as discussed earlier), the proposed ongoing annual target LTI award of $2.5 million would be immediately effective upon shareholder approval of Proposal 2 (i.e., starting in 2022). However, because Mr. Samuel previously received his 2022 annual LTI award in the normal course on August 12, 2022, he is only eligible to receive the incremental difference between the new target annual LTI value (i.e., $2.5 million) and the current target LTI value (i.e., $1.3 million) with respect to 2022. We refer to this incremental $1.2 million target LTI value as the 2022 “true up” LTI award. The 2022 true-up LTI award would be subject to the same mix, terms and conditions described in the preceding section. The compensation committee believes that the 2022 true-up LTI award is critically important to continue to retain, motivate and incentivize Mr. Samuel by promptly providing him with a more market competitive pay package.

LTI Element	Current Target LTI Value (Previously Granted on August 12, 2022)	Proposed 2022 “True Up” LTI Award (To be Granted as of Special Meeting Date)	Description of 2022 “True Up” LTI Award
PSUs	$650,000	+$600,000 true-up value

•   The 2022 true-up PSUs will be granted as of the Meeting date and would be subject to the same terms and conditions as detailed in the immediately preceding table above.

•   Number of PSUs to be granted will be determined based on the Monte Carlo valuation method as of the grant date.

Share Options	$325,000	+$300,000 true-up value

•   The 2022 true-up options will be granted as of the Meeting date and would be subject to the same terms and conditions as detailed in the immediately preceding table above.

•   Number of options to be granted will be determined based on the binomial pricing methodology as of the date of grant.

RSUs	$325,000, annual grant value	+$300,000 true-up value

•   The true-up RSUs would be granted as of the Meeting date and would be subject to the same terms and conditions as detailed in the immediately preceding table above.

•   Number of RSUs to be granted will be determined based on the 30-day volume weighted average price of Kornit’s ordinary shares immediately preceding the date of grant.

Target LTI Opportunity (i.e., PSUs, Share Options and RSUs reflected in the prior rows)	$1,300,000, target annual grant value	+$1,200,000, true-up value

•   The compensation committee believes that the 2022 true-up LTI award is critically important in order to continue to retain, motivate and incentivize Mr. Samuel by promptly providing him with a more market competitive pay package.

Proposed Compensation Package Incorporates Strong Governance Features

Mr. Samuel’s pay package is designed to provide strong alignment between executive pay, shareholder interests and Company performance, and incorporates governance best practices, including:

•        “Double-trigger” vesting in the event of a change in control;

•        Clawback of incentive compensation in case of a financial restatement or misconduct;

•        Prohibition on pledging Kornit shares, subject to narrow exceptions; and

•        Prohibition on hedging with respect to Kornit shares.

In the opinion of the compensation committee, the proposed adjustment to Mr. Samuel’s annual LTI award provides strong alignment between executive pay and shareholder interests, incorporates governance best practices, and appropriately positions Mr. Samuel’s annual target compensation opportunity within the competitive market. Furthermore, by (i) positioning target total direct compensation between the 25th percentile and median (rather than at the median) of the compensation peer group and (ii) placing 87% of target total direct compensation “at risk” (an increase from 80%, when the CEO’s pay was last adjusted in 2020), the compensation committee has taken a conservative approach to benchmarking while bolstering alignment of pay and performance.

In the Board’s unanimous view, it is imperative that Kornit retain Mr. Samuel as CEO. To accomplish that objective, the compensation committee believes the proposed annual LTI adjustment as set forth in this Proposal 2 is critically important to continue to retain, motivate and incentivize Mr. Samuel. We hope you will support Proposal 2.

Thank you for your support and we look forward to maintaining ongoing dialogue.

Sincerely,

Shuki Nir

Chair of the Compensation Committee

Compensation Consultant Analysis

As noted in the letter from the compensation committee chairman above, our compensation committee is charged with designing and overseeing an executive compensation program that will attract, retain and incentivize the highest caliber of CEO talent to lead our Company. While our shareholders last approved an updated compensation package for our CEO in August 2020, given the passage of more than two years since that time, the compensation committee seeks to ensure, on a periodic basis, that our CEO compensation program continues to meet the foregoing objectives. Consequently, the committee retained the services of Frederic W. Cook & Co., Inc., a reputable, independent, outside compensation consultant, which compared the current compensation level of our CEO to the corresponding compensation paid to the chief executive officers of a group of 16 similarly sized, publicly traded U.S. companies (referred to as the Compensation Peer Group). Additionally, the compensation committee compared our CEO’s compensation to that of the chief executive officers of a group of similarly situated Israeli technology companies whose shares are traded on the Nasdaq, as tracked by a leading independent Israeli compensation consultant, Zviran. The Zviran survey indicated that Mr. Samuel’s overall compensation was positioned at approximately the 65th percentile in relation to the Israeli survey group.

With respect to the U.S. compensation landscape, FW Cook observed that the value of our CEO’s overall compensation is significantly below the 25th percentile of the companies constituting the Compensation Peer Group, which created potential retention risk vis-à-vis U.S.-based competitors and warranted adjustment.

Recommended Updated CEO Annual Compensation Terms

In light of its findings, the compensation consultant made the following recommendations for changes to our CEO’s compensation, which each of our compensation committee and Board (without the participation of Mr. Samuel) approved, and which we are presenting to our shareholders at the Meeting pursuant to this Proposal 2, in an effort to increase both the value and performance alignment of that compensation, and to bring that compensation closer in line with competitive practice among our peer companies:

•        Increase the overall value of the total annual compensation of our CEO to approximately $3.4 million, which would bring our CEO’s overall package to between the 25th percentile and median of the Compensation Peer Group.

•        Our CEO’s base salary would be unchanged (current monthly salary of NIS 121,275; approximately US $36,800 per month or $441,610 per year, based on an illustrative exchange rate of 1 NIS = 0.30345 USD); in accordance with our shareholder-approved Compensation Policy and as approved specifically for Mr. Samuel at our 2020 annual general meeting, our Board can, in its sole discretion, increase the annual base salary by up to 5% per annum in each of the following three years (2021, 2022 and 2023), based on changes in market base salary levels and CEO performance.

•        Maintain annual target performance bonus at 100% of base salary, with payouts based on achievement of goals established by the compensation committee for each of (i) threshold/minimal bonus, (ii) target bonus and (iii) over-achievement bonus.

•        Increase target annual long-term incentive equity compensation to $2.5 million of grant value, to be constituted as follows:

•        50% in performance-based stock awards (performance-based RSUs that are tied to relative total shareholder return, or TSR, performance), which we refer to as TSR PSUs, the earnout of which would be dependent upon our TSR, as measured by the performance of our share price relative to the performance of a comparative group of companies; 30% and 70% of the TSR PSUs would be measured based on 2-year and 3-year relative TSR performance, respectively; vesting of the TSR PSUs would occur (assuming partial or complete achievement of the performance goal for our share price, at least at the threshold level) at one time, upon the three-year anniversary of the relevant grant date

•        25% in RSUs

•        25% in share options

•        2022 “True Up” LTI Adjustment: For 2022, provide an incremental $1.2 million long-term incentive grant as of the date of the Meeting to immediately align Mr. Samuel’s 2022 target long-term incentive award value to the ongoing $2.5 million target value ($1.3 million was previously granted to Mr. Samuel on August 12, 2022, consistent with the target annual grant approved by shareholders in 2020). The incremental true-up long-term incentive grant would be delivered based on the same mix as above (50% TSR PSUs, 25% RSUs, 25% in stock options).

The changes in compensation for our CEO recommended by the compensation consultant, approved by our compensation committee and Board (without the participation of Mr. Samuel), and to be presented at the Meeting pursuant to this Proposal 2, can be summarized as follows (values are rounded):

Compensation Element	Current	Proposed
Base Salary	NIS 1.46 million (approximately $441,610)	NIS 1.46 million (approximately $ 441,610)
% Change from Current	—
Target Annual Bonus (% Base )	100%	100%
Target Total Cash (Base + Bonus)	$ 883,220	$ 883,220
% Change from Current	—
Long-Term Incentive/ Equity Target Value	$ 1,300,000 annually	$ 2,500,000 annually
% Change from Current	92%
Target Total Direct Compensation	$ 2,183,220	$ 3,383,220
% Change from Current	55%

Proposed Long-Term Incentive/Equity Compensation

The terms of the proposed TSR PSUs/RSUs/options awards, which would be granted annually pursuant to Mr. Samuel’s employment terms and the 2015 Plan, are as follows:

TSR PSUs:    PSUs valued at approximately $1,250,000 would be granted to the CEO annually on each August 12, beginning in 2023. Separately, as part of the 2022 “true up” LTI adjustment, PSUs valued at an incremental $600,000 would be granted to the CEO as of the date of the Meeting. The actual number of TSR PSUs to be granted would be determined based on the valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the applicable grant date.

The TSR PSUs would be granted under our 2015 Plan, and would be subject to the following additional terms:

•        Vesting conditions:    the vesting of the TSR PSUs would be dependent upon the performance of our TSR, as measured by our Company’s share price relative to the performance of the companies in the S&P 500 index as of the grant date, as shown in the below table, which determination would be made for a two-year (30% weight) and three-year (70% weight) period of time;

Kornit TSR Percentile Rank	Payout (% of Target)*
< 35th Percentile	0%
35th Percentile	50% (Threshold)
55th Percentile	100% (Target)**
75th Percentile	150%
> 75th Percentile	200% (Maximum)

___________

*        Subject to linear interpolation

**      Target payout requires above median performance and the applicable payout will be capped at target if our Company’s absolute TSR performance for the relevant measurement period is negative, irrespective of our Company’s percentile ranking for such period.

•        Vesting timing:    if and to the extent earned, the TSR PSUs would either partially or fully vest on the third anniversary (if the performance condition is met at or above the threshold level) or would expire (if the performance condition is not met);

•        Expiration due to termination:    the TSR PSUs, to the extent not yet vested, would expire upon the termination of the service of our CEO for any reason, except as described in the following bullet points;

•        “Double trigger” vesting:    the vesting of all of the then-unvested TSR PSUs would fully accelerate upon a Change of Control (as defined in Mr. Ronen Samuel’s employment agreement with us, and as to be defined in his TSR PSU grant agreement) that is followed by termination of Mr. Samuel’s employment within 12 months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason — i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits — with the actual pay-out level to be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the S&P 500 index from the date of grant of the relevant TSR PSUs until the date of the Change of Control;

•        Involuntary termination without cause:    the vesting of a pro-rata portion of the then-unvested TSR PSUs would fully accelerate upon the termination of Mr. Samuel’s employment by our Company without cause (the pro rata percentage to be based on percentage of the total vesting period served by Mr. Samuel up until the termination date), with the actual pay-out level on those TSR PSUs to be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the S&P 500 index from the grant date until the termination date, and with settlement occurring on the third anniversary of the grant date;

•        Termination due to death or disability:    the vesting of all then-unvested TSR PSUs would fully accelerate upon the death or disability (as defined under the 2015 Plan) of Mr. Samuel, with the actual pay-out level to be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the S&P 500 index from the grant date until the death/disability date, and with settlement occurring as promptly as practicable; and

•        2015 Plan:    the TSR PSUs would otherwise be subject to the terms of the 2015 Plan.

While the compensation committee currently intends to follow the above TSR PSU design in subsequent years, it will re-assess the reference index and payout opportunity based on future circumstances (subject to any required corporate approvals under Israeli law).

RSUs:    RSUs valued at approximately $625,000 would be granted to the CEO annually on each August 12, beginning in 2023. Separately, as part of the 2022 “true up” LTI adjustment, RSUs valued at an incremental $300,000 would be granted to the CEO as of the date of the Meeting.

The actual number of RSUs to be granted annually would be determined based on the VWAP of the ordinary shares over (a) the 30-day period preceding August 12 (for the grants of RSUs that will take place annually beginning in 2023) and (b) the 30-day period preceding December 29, 2022, in the case of the RSUs granted as part of the 2022 “true up” LTI grant.

The RSUs would be granted under our 2015 Plan, and would be subject to the following additional terms:

•        Vesting period:    the RSUs would vest over the course of a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters, subject to the CEO’s continuous employment as CEO over those four years;

•        “Double trigger” vesting:    the vesting of all of Mr. Samuel’s then-unvested RSUs would fully accelerate upon a Change of Control (as defined in Mr. Samuel’s employment agreement with us and to be defined in Mr. Samuel’s RSU grant agreement) that is followed by termination of Mr. Samuel’s employment within 12 months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason — i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits;

•        Involuntary termination without cause:    the vesting of a pro-rata portion of the then-unvested RSUs that are scheduled to vest upon the next vesting date would fully accelerate upon the termination of Mr. Samuel’s employment by our Company without cause (the pro rata percentage to be based on percentage of the total current vesting period that was served by Mr. Samuel up until the termination date), with settlement occurring on the fourth anniversary of the grant date;

•        Termination due to death or disability:    the vesting of all then-unvested RSUs would fully accelerate upon the death or disability (as defined under the 2015 Plan) of Mr. Samuel, with settlement occurring as promptly as practicable; and

•        2015 Plan:    the RSUs would otherwise be subject to the terms of the 2015 Plan.

Options:    Options valued at approximately $625,000 (the number of options to be based on the binomial option pricing model applied on the grant date) would be granted to the CEO annually on each August 12, beginning in 2023. Separately, as part of the 2022 “true up” LTI adjustment, options valued at an incremental $300,000 would be granted to the CEO as of the date of the Meeting.

The options would be subject to the following terms:

•        Exercise price:    the options would have an exercise price equal to the closing sales price per share of our ordinary shares on the Nasdaq Global Select Market on the grant date;

•        Vesting period:    subject to Mr. Samuel’s continued employment as our CEO, the options would vest over the course of a four-year period commencing on the grant date, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the options vesting upon the conclusion of each of the next 12 quarters, subject to the CEO’s continuous employment as CEO over those four years;

•        Exercise period:    the options would have a term expiring ten years from the date of grant, unless earlier terminated in accordance with the 2015 Plan;

•        Exercise following termination:    the vested options would be exercisable for one year following Mr. Samuel’s termination of service as CEO of our Company, subject to the ten-year expiration date described in the previous bullet-point;

•        “Double trigger” vesting:    the vesting of all then-unvested options would fully accelerate upon a Change of Control (as defined in Mr. Ronen Samuel’s employment agreement with us and to be defined in Mr. Samuel’s option grant agreement) that is followed by termination of Mr. Samuel’s employment within 12 months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason — i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits;

•        Involuntary termination without cause:    the vesting of a pro-rata portion of those options that are scheduled to vest upon the next vesting date would fully accelerate upon the termination of Mr. Samuel’s employment by our Company without cause (the pro rata percentage to be based on percentage of the then-current vesting period served by Mr. Samuel up until the termination date);

•        Termination due to death or disability:    the vesting of all then-unvested options would fully accelerate upon the death or disability (as defined in the 2015 Plan) of Mr. Samuel; and

•        2015 Plan:    the options would otherwise be subject to the terms of the 2015 Plan.

“Clawback” Conditions

The compensation terms for our CEO have been subject, and would continue to be subject, in the case of annual bonus and long-term incentive/equity compensation, to a potential repayment obligation to our Company/cancellation (as applicable), under certain circumstances, as described in our Compensation Policy. In particular, in the event of an accounting restatement, we would be entitled to recover from the CEO a bonus payment in the amount by which it exceeds the bonus amount that would have been paid under the financial statements, as restated. In the case of performance-based equity compensation, i.e., TSR PSUs, which vest based on the performance of our share price (in comparison to the S&P 500 index companies), which itself derives in part from our reported financial results, we may cancel vested TSR PSUs to the extent that our share price following the accounting restatement drops below the level at which it minimally would have had to be in order for the TSR PSUs to have vested. If the subject TSR PSUs have been settled for underlying shares and the shares have been sold on the market already, we may seek monetary recovery to the extent the TSR PSUs would not have vested originally based on our share price following the accounting restatement.

Our right to recoup the excess payment/equity grant to our CEO applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which we are required to prepare the accounting restatement or the CEO engaged in the misconduct. In order to recoup any such amounts, we must make a claim for recoupment prior to the second anniversary of the fiscal year end of the restated financial statements (as per the terms of our Compensation Policy).

Our right to recover any compensation paid to our CEO will not apply, however, if either of the following is true:

•        the financial restatement is required due to changes in the applicable financial reporting standards; or

•        the compensation committee has determined that “clawback” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

Hedging/Pledging Restrictions

To ensure that the equity portion of our CEO’s compensation package serves solely to motivate our CEO to create value for our shareholders, our CEO will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. Those activities serve as a means of locking in the value of an equity stake in our Company and protecting that stake against a potential decrease in our share price, thereby eliminating the risks and rewards of share ownership. We view those activities as contrary to the entire purpose of our proposed grants to our CEO — the total alignment of the CEO’s interests with those of our shareholders. The prohibitions against hedging activities are contained in our insider trading policy, and apply equally to our CEO and to our other insiders on an ongoing basis (not merely with respect to the equity grants being proposed at the Meeting).

For a similar reason, our CEO will generally be prohibited from pledging the equity to be granted to him pursuant to this Proposal 3 as collateral for a loan that may be received by him. A pledge is akin to a transfer of the potential risks and rewards that accompany share ownership, as in the event of a default by the borrower, the lender may seize the equity as a means for repayment of the loan. In the case of the restriction on pledging as well, our insider trading policy serves as the source for that restriction, not merely for the proposed grants to our CEO but for all equity securities held by the insiders in our Company. Under a limited exception, pledges may be permitted when the insider clearly demonstrates that he/she has the financial capacity to repay the loan without resorting to the pledged securities.

Additional Considerations Related to CEO Updated Compensation Terms

Consistency with Compensation Policy

Each of our compensation committee and Board (without the participation of Mr. Samuel) has confirmed that the proposed amended compensation terms for our CEO (including, specifically, the increased annual LTI grants and the 2022 “true up” grant) are consistent with, and do not reach the maximum permitted levels of, the terms of engagement of our CEO under our Compensation Policy. In particular, the total fair market value of the increased annual option/TSR PSU/RSU grants for years subsequent to 2022, and the option/TSR PSU/RSU grants made thus far during 2022 together with the separate “true up” LTI adjustment grant for 2022, will not exceed, in any such case, at the time of grant (after including the value of the grant) the greater of (x) 500% of our CEO’s annual base salary or (y) 0.3% of the Company’s fair market value (i.e., our market capitalization). Given that our market capitalization is approximately $1.44 billion (as of November 15, 2022), 0.3% of the fair market value of our Company equals approximately $4.3 million, which exceeds the proposed $2.5 million grant value of Mr. Samuel’s annual LTI compensation under this Proposal 2. Therefore, the proposed annual LTI grant value complies with that annual limit under the Compensation Policy.

Total Dilution Under Equity Incentive Plans

In approving our CEO’s upgraded annual LTI compensation package (along with our CFO’s annual RSU grants proposed for approval at the Meeting pursuant to Proposal 1), our compensation committee and our Board also considered the amount of dilution that would result for our shareholders from those ongoing grants. The following table presents equity incentive data for our Company as of November 22, 2022 under the 2015 Plan (which is the only incentive plan under which equity awards can be granted):

Aggregate Number of Shares Underlying Outstanding Awards (Under 2015 Plan)	Shares Reserved for Future Grants (Under 2015 Plan)	Aggregate Number of Shares Underlying Outstanding Awards + Reserved for Future Grant	Aggregate Number of Shares Outstanding on Fully-Diluted Basis		Potential Dilution Percentage Constituted by Shares Under Equity Incentive Plans
1,730,027	3,599,589	5,329,616	56,641,392	*	9.41%

____________

*        Based on the sum of (x) 49,912,492 ordinary shares issued and outstanding, (y) 5,329,616 ordinary shares underlying outstanding awards and reserved for future grants under the 2015 Plan and (z) 1,399,284 ordinary shares underlying outstanding warrants, as of November 22, 2022.

As the above table shows, shares that underlie outstanding awards and/or that are reserved for future grants under the 2015 Plan (including shares reserved for our CEO’s and CFO’s future grants pursuant to Proposals 1 and 2), the aggregate number of shares that are (i) subject to outstanding awards under the 2015 Plan, plus (ii) available for issuance pursuant to future awards under the 2015 Plan, will not exceed 10% of 56,641,392, which constitutes the total of our outstanding number of ordinary shares on a fully diluted basis (as of November 22, 2022). Therefore, we do not exceed the limit recommended by institutional shareholder groups and proxy advisory groups on this matter.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to this Proposal 2:

“RESOLVED, that the amended compensation terms for Mr. Ronen Samuel, the Company’s CEO, in replacement of his existing compensation terms, as described in Proposal 2 of the Company’s Proxy Statement for the Special General Meeting of Shareholders being held on December 29, 2022, be, and hereby are, approved in all respects.”

Required Vote

The vote required for approval of the amended CEO compensation terms under Proposal 2 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the approval of the amended compensation terms for our CEO under this Proposal 2 requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•        the majority voted in favor of the compensation terms includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of those compensation terms that are voted at the Meeting (which excludes abstentions and broker non-votes); or

•        the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the amendment to our CEO’s compensation terms must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and/or a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, and failure to do so disqualifies the shareholder from participating in the applicable vote. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 2 (and to therefore be counted towards or against the special majority required for approval of Proposal 2), you must check the box “FOR” in Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should instead check the box “AGAINST” in Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2 will be counted towards determining whether an ordinary majority has been received in favor or against the proposal, but will not be counted towards determining whether a special majority has been achieved for approval of the proposal.

Board Recommendation

Our compensation committee and our Board (without the participation of Mr. Samuel) unanimously recommends that you vote “FOR” Proposal 2.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2021 Form 20-F, filed with the SEC on March 30, 2022, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen

Chairman of the Board of Directors

Rosh Ha’ayin, Israel

November 22, 2022